UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

AMENDMENT TO AND ADOPTION OF

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Maryland corporation (the “Registrant”), hereby notifies the U.S. Securities and Exchange Commission that it is adopting as its own the registration of Pioneer Municipal High Income Trust, a Delaware statutory trust (the “Predecessor Registrant”), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, in connection with the reorganization transaction between the Predecessor Registrant and the Registrant (the “Reorganization”) pursuant to which the Predecessor Registrant will merge with and into the Registrant, and the Predecessor Registrant will cease to exist and the Registrant will become the surviving entity. In connection with such amended notification of registration, the Registrant submits the following information:

Name:                      Pioneer Municipal High Income Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code)):

60 State Street, Boston, MA 02109

Telephone Number (including area code): (617) 742-7825

Name and address of agent for service of process:

Terrence J. Cullen, Esq.

Amundi Asset Management, Inc.

60 State Street

Boston, MA 02109-1820

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    Yes  ☐    No  ☒

Item 1.    Exact name of registrant.

Pioneer Municipal High Income Fund, Inc.

Item 2.    Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Maryland corporation. The Registrant filed its Articles of Incorporation with the Secretary of State of the State of Maryland on April 5, 2021.

Item 3.    Form of organization of registrant.

Maryland corporation.

Item 4.    Classification of registrant.

Management company.

Item 5.    If registrant is a management company:

(a) State whether registrant is a “closed-end” company or an “open-end” company.

The Registrant is a closed-end management company.

(b) State whether registrant is registering as a “diversified” company or a “non-diversified” company.

The Registrant is registered as a “diversified” investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6.    Name and address of each investment adviser of registrant.

Amundi Asset Management US, Inc.

60 State Street

Boston, MA 02109-1820

Item 7.    If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

Directors

The address of each director is 60 State Street, Boston, MA 02109-1820.

Name	Position with Registrant
Thomas J. Perna	Chairman of the Board and Director
John E. Baumgardner, Jr.	Director
Diane Durnin	Director
Benjamin M. Friedman	Director
Lisa M. Jones	Director
Craig C. MacKay	Director
Lorraine H. Monchak	Director
Marguerite A. Piret	Director
Fred J. Ricciardi	Director
Kenneth J. Taubes	Director

Officers

The address of each officer is 60 State Street, Boston, MA 02109-1820.

Name	Position with Registrant
Lisa M. Jones	President and Chief Executive Officer
Christopher J. Kelley	Secretary and Chief Legal Officer
Mark E. Bradley	Treasurer and Chief Financial and Accounting Officer
John Malone	Chief Compliance Officer
Anthony J. Koenig, Jr.	Assistant Treasurer
Luis I. Presutti	Assistant Treasurer
Gary Sullivan	Assistant Treasurer
Antonio Furtado	Assistant Treasurer
Carol B. Hannigan	Assistant Secretary
Thomas Reyes	Assistant Secretary
Kelly O’Donnell	Anti-Money Laundering Officer

Item 8.    If registrant is an unincorporated investment company not having a board of directors.

Not applicable.

Item 9.

(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No. Registrant is not currently issuing and offering its securities directly to the public.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each such underwriter.

Not applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

No. Registrant does not intend to make a public offering at an undetermined time in the future.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

Yes. As of the date hereof, Registrant has one share of common stock, $0.001 par value per share (the “Common Stock”), currently issued and outstanding.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

As April 15, 2021, the number of beneficial owners of Registrant’s outstanding securities is 1. The name of the sole stockholder of the Registrant’s outstanding Common Stock is Amundi US, Inc.

Item 10.    State the current value of registrant’s total assets.

The current value of Registrant’s total assets is $0. The Registrant was formed for the purpose of effecting the Reorganization and does not intend to commence operations prior to the consummation of the Reorganization.

Item 11.    State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No. Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12.    Attach as an exhibit a copy of registrant’s last regular periodic report to its security holders, if any.

Please find attached as an exhibit to this amended Form N-8A, the Predecessor Registrant’s semi-annual report for the period ended October 31, 2020.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston, Commonwealth of Massachusetts, on the 21st day of April, 2021.

Pioneer Municipal High Income Fund, Inc.

By:	/s/ Christopher Kelley
	Name:	Christopher Kelley
	Title:	Secretary

Attest:	/s/ Thomas J. Reyes
	Name:	Thomas J. Reyes
	Title:	Assistant Secretary